[Reference Translation]

November 27, 2017

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Kenta Kon, General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Absorption-type Merger (Simplified/Short-form Merger) with

Toyota Marketing Japan Corporation, a Wholly-owned Subsidiary of Toyota Motor Corporation

We hereby inform you that Toyota Motor Corporation (“TMC”) and Toyota Marketing Japan Corporation (“TMJ”), a consolidated subsidiary of TMC, resolved at their respective meetings of the board of directors held on November 27, 2017, to conduct an absorption-type merger through which TMJ will merge with and into TMC, effective April 1, 2018.

Because the merger is a simplified merger in which the target company is a wholly-owned subsidiary of TMC, the disclosure of certain information has been omitted.

1.	Purpose of the Merger

TMC established TMJ in October 2009. Amid the changing environment surrounding TMC, TMC decided to implement the merger in order to further apply the achievements it has accumulated to date, including advancements in expertise and agility, towards sustainable growth.

After the merger, by integrating with TMC’s business and product planning function in Japan, TMC aims to further enhance a consistent marketing planning from product planning to promotion and sales activities at each dealer’s site and enhance the speed of (i) the response to the connected society that will be realized in the near future and (ii) the reform of the business structure that focuses on the mobility service.

2.	Summary of the Merger

(1)	Schedule of the Merger

Meetings of the board of directors of TMC and TMJ to resolve the merger	November 27, 2017

Execution of the merger agreement	November 27, 2017

Scheduled date of the merger (effective date)	April 1, 2018 (scheduled)

(Note)	Because the merger qualifies as a simplified merger as defined in Article 796, Paragraph 2 of the Companies Act of Japan for TMC, and as a short-form merger as defined in Article 784, Paragraph 1 of the Companies Act of Japan for TMJ, TMC and TMJ will implement the merger without obtaining approval for the merger agreement at their respective general shareholders’ meetings.

(2)	Form of the Merger

Absorption-type merger through which TMJ, the absorbed company, will merge with and into TMC, the surviving company.

(3)	Allocation of Shares in the Merger

Not applicable

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Absorbed Company

TMJ has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Outline of Parties to the Merger

(as of September 30, 2017)

(1) Trade Name	Toyota Motor Corporation (surviving company)	Toyota Marketing Japan Corporation (absorbed company)

(2) Address of Head Office	1 Toyota-cho, Toyota City, Aichi Prefecture	1-4-18 Koraku, Bunkyo-ku, Tokyo

(3) Name and Title of Representative	Akio Toyoda, President	Shuichi Murakami, President

(4) Description of Business	Motor vehicle production and sales	• Planning and production of domestic advertisements and sales promotion initiatives • Domestic market and user research activities

(5) Capital	635,401 million yen	100 million yen

(6) Establishment	August 27, 1937	October 1, 2009

(7) Number of Shares Issued	3,310,097,492 shares	2,000 shares

(8) Fiscal Year-End	March 31	March 31

(9) Major Shareholders and Percentage of Shareholding (as of September 30, 2017)	Japan Trustee Services Bank, Ltd.	11.38%	Toyota Motor Corporation	100%
	Toyota Industries Corporation	7.01%
	The Master Trust Bank of Japan, Ltd.	4.89%
	Nippon Life Insurance Company	3.37%
	State Street Bank and Trust Company	3.35%
	(Standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd. )

(10) Financial Condition and Results of Operations for the Most Recent Fiscal Year (Fiscal year ended March 31, 2017)	Toyota Motor Corporation (Consolidated, U.S. GAAP)		Toyota Marketing Japan Corporation (Unconsolidated, Japan GAAP)

Net assets	18,668,953 million yen		508 million yen

Total assets	48,750,186 million yen		14,896 million yen

Net assets per share	5,887.88 yen		254,057.51 yen

Net revenues	27,597,193 million yen		50,179 million yen

Operating income	1,994,372 million yen		213 million yen

Ordinary income	—		214 million yen

Net income	1,831,109 million yen		131 million yen

Net income per share	605.47 yen		65,746.55 yen

(Note 1)	TMC holds 328,212,683 shares (9.92%) of its common stock as of September 30, 2017.

(Note 2)	TMC prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Because there is no line item for “Net assets per share” under U.S. GAAP, the above figure represents “Shareholders’ equity per share”.

(Note 3)

TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.

4.	Status of TMC following the Merger

The merger will not result in any changes in the trade name, address, name and title of representative, business activities, capital or fiscal period of TMC.

5.	Outlook

The merger will not have any material impact on TMC’s consolidated or unconsolidated results of operations.

(Reference)	Forecast of Consolidated Results of Operations for Fiscal 2018 (as announced on November 7, 2017) and Consolidated Results of Operations for Fiscal 2017

	(millions of yen)
	Net revenues (consolidated)	Operating income (consolidated)	Ordinary income (consolidated)	Net income attributable to Toyota Motor Corporation (consolidated)
Forecasts for Fiscal 2018 (fiscal year ending March 31, 2018)	28,500,000	2,000,000	—	1,950,000
Results of Operations for Fiscal 2017 (fiscal year ended March 31, 2017)	27,597,193	1,994,372	—	1,831,109

(Note)

TMC prepares its consolidated financial statements in accordance with U.S. GAAP. Because there is no line item for “Ordinary income” under U.S. GAAP, such information has been omitted from the above table.